Stradley Ronon Stevens & Young, LLP 191 North Wacker Drive, Suite 1601 Chicago, Illinois 60606 Telephone 312.964.3500 Fax 312.964.3501 www.stradley.com

VIA EDGAR

August 15, 2017

Elisabeth Bentzinger

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Emerging Markets Debt 2022 Target Term Fund

File Numbers: 333-218616; 811-23262

Dear Ms. Bentzinger:

This letter responds to the comments conveyed during our phone conversation on August 11, 2017, regarding the registration statement on Form N-2, as amended (the “Registration Statement”), filed with respect to the initial public offering of the Nuveen Emerging Markets Debt 2022 Target Term Fund (the “Registrant” or the “Fund”). For convenience, each of the comments applicable to the Fund are repeated below, with the response immediately following.

The disclosure changes described in this letter, along with corresponding edits to parallel disclosures in the Registration Statement, will be reflected in the next pre-effective amendment to the Registration Statement.

PROSPECTUS

Prospectus Summary – “Fund Strategies” (page 2):

1.

Comment: In the third paragraph of this section, which states that the “Fund may invest without limit in below investment grade securities (high yield or junk bonds)”, please reference the Fund’s policy of investing no more than 10% of its Managed Assets in securities rated below B-/B3.

Response: The Registrant has revised the disclosure in this paragraph as set forth below:

“The Fund may invest without limit in below investment grade securities (high yield or junk bonds). The Fund will invest no more than 10% of its Managed Assets in securities rated below B-/B3 or that are unrated but judged by Teachers Advisors to be of comparable quality (See “Special

Ms. Elisabeth Bentzinger

August 15, 2017

Risk Considerations—Issuer Level Risks—Defaulted and Distressed Securities Risk”). The Fund does not rely exclusively on rating agencies when making investment decisions. Instead, Teachers Advisors attempts to minimize the risks of investing in lower rated securities by conducting its own credit analysis, paying particular attention to economic trends in different sectors and countries and other market events.”

Prospectus Summary – “Leverage” (page 9)

2.	Comment: In the fifth paragraph of this section addressing reverse repurchase agreements, please clarify that reverse repurchase agreements represent borrowings of the Fund.

Response: The Registrant has revised the disclosure in this paragraph as set forth below:

“Reverse repurchase agreements involve the sale of securities held by the Fund with an agreement to repurchase the securities at an agreed-upon price, date and interest payment. Reverse repurchase agreements represent borrowings of the Fund.”

Prospectus Summary – “Distributions” (pages 10-11)

3.

Comment: (a) Please add disclosure to this section in order to clarify that the Fund’s investment objective of returning $9.85 per Common Share to investors may trigger federal taxes payable by the Fund.

Response: The Registrant has updated the disclosure in the fifth paragraph of this section as follows:

“The Fund may retain a portion of its net investment income in order to seek to satisfy its investment objective of returning the Original NAV to Common Shareholders on or about the Termination Date. ~~The~~ Such retention ~~of a portion of its net investment income~~ would result in the Fund paying U.S. federal excise tax and possibly U.S. federal corporate income tax at a much higher corporate income tax rate. The retention of significant amounts of income, and possibly all or a portion of its gains, would make the payment of excise tax a certainty and would increase the likelihood that the Fund would need to pay corporate income tax. See “Tax Matters” and “Risks – Other Risks – Tax Risk” in this prospectus. The payment of such taxes would reduce amounts available for current distributions and/or the final liquidating distribution. See “Distributions” and “Dividend Reinvestment Plan.””

Comment: (b) Please add disclosure to this section to the effect that the Fund may not satisfy its investment objective of returning $9.85 per Common Share to

Ms. Elisabeth Bentzinger

August 15, 2017

investors in order to maintain its status as a regulated investment company for U.S. federal income tax purposes.

Response: The Registrant has updated the disclosure in the fourth paragraph of this section as follows:

“The Fund will continue to pay at least the percentage of its net investment income and any gains necessary to maintain its status as a regulated investment company (“RIC”) for U.S. federal income tax purposes. Because of Fund distributions to maintain its RIC status, the Fund may not be able to satisfy its investment objective of returning Original NAV to Common Shareholders on or about the Termination Date.”

Prospectus Summary – “Five-Year Term Risk” (pages 6-8)

4.	Comment: In order to avoid any potential investor confusion, please disclose in this section that the Fund is not a target date fund this section clarifying that

Response: The Registrant has added the following disclosure to the end of this section:

“The Fund should not be confused with a so-called “target date” or “life cycle” fund whose asset allocation becomes more conservative over time as the fund’s target date (often associated with retirement) approaches and does not typically terminate upon the target date.”

Summary of Fund Expenses, pages 26-27

5.

Comment: Footnote 2 to the fee table states that an investor will be charged a service charge if the Plan Agent sells Common Shares held in a dividend reinvestment account. Please include this service charge in the Dividend Reinvestment Plan Fees line item of the fee table. See Instruction 4 to Item 3 of Form N-2. Please disclose the $2.50 service charge on this line, rather than “None,” with the appropriate footnote annotation.

Response: The Registrant has revised the Summary of Fund Expenses – Common Shareholder Transaction Expenses disclosure as follows:

“Common Shareholder Transaction Expenses	~~Percentage of Offering Price~~

Sales Load Paid by You (as a percentage of offering price)	1.50%

Offering Costs (as a percentage of offering price)(1)	0.20%

Dividend Reinvestment Plan Fees (per sale service charge)(2)	~~None~~ $2.50”

Risks – Other Risks – Tax Risk, pages 59-60

Ms. Elisabeth Bentzinger

August 15, 2017

6.

Comment: Please explain supplementally why the disclosure in the penultimate sentence of this risk factor was revised (from the original N-2 filing) from saying “Although the Fund intends to distribute sufficient amounts to qualify for treatment as a RIC, it will be subject to U.S. federal excise taxes and U.S. federal corporate income taxes to the extent it sets aside and retains in its net assets (and therefore its NAV) a portion of its net investment income in pursuit of its objective of retaining Original NAV [emphasis added]” to “Although the Fund intends to distribute sufficient amounts to qualify for treatment as a RIC, it may be subject to U.S. federal excise taxes and U.S. federal corporate income taxes . . . [emphasis added]” and confirm the revised disclosure is accurate.

Response: If the Fund retained less than 2% of its net investment income, it would not be subject to excise tax or income tax on the retained amounts. If the Fund retained between 2% and 10% of its net investment income, it would be subject to excise tax and income tax on the retained amounts.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions, pages 7-8

7.

Comment: With respect to footnote 3 associated with Investment Restriction No. 4, please revise to clarify that “governments and their political subdivisions” referenced in the footnote refers to U.S. and state governments and their political subdivisions.

Response: The Registrant has revised footnote 3 to Investment Restriction No. 4 as follows:

“3 For purposes of this restriction, the U.S. federal and state governments and their political subdivisions are not members of any industry.”

8.

Comment: In the penultimate paragraph of this section, please clarify that the Fund will consider the “investments” rather than the “concentration” of underlying investment companies when determining compliance with its own concentration policy.

Response: The Registrant has revised the relevant disclosure at the end of this paragraph as set forth below:

“Moreover, the Fund will consider the ~~concentration~~ investments of underlying investment companies when determining compliance with its own concentration policy, to the extent the Fund has sufficient information about such investments.”

Ms. Elisabeth Bentzinger

August 15, 2017

We believe that this information responds to all of your comments. If you should require additional information, please call me at 312.964.3502.

Sincerely yours,

/s/ David P. Glatz

David P. Glatz

Enclosures

Copies (w/encl.) to

G. Zimmerman

E. Fess

D. Wohl